EXHIBIT 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:
Jason Stewart	Frank J. Golden
Vice President, Media Relations	Vice President, Investor Relations
(203) 539-8339	(203) 539-8470
jason.stewart@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Fourth-Quarter and Full-Year 2006 Results

Full-Year EPS up 22%, to $1.73
Revenues increase 8% in the fourth quarter and full year
Net operating cash $2.1 billion in 2006; free cash flow up 21%
Annual dividend increases $0.10, to $0.98 per share, up 11%

(All amounts are in U.S. dollars)

STAMFORD, Conn., February 8, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world’s leading information services providers, today reported that 2006 revenues increased 8%, to $6.6 billion, and operating profit increased 7%, to $1.3 billion.  Diluted earnings per share increased 22%, to $1.73, in 2006 and were up 61%, to $0.61 per share, in the fourth quarter.  The company also said its Board of Directors approved an 11% annual dividend increase of $0.10 per share, to $0.98 per share.

“Thomson delivered strong results and we successfully executed on our strategic and operational priorities in 2006,” said Richard J. Harrington, president and chief executive officer.  “We are the leader in our markets, our financial foundation has never been stronger and we are well positioned for continued growth and profitability.  We continue to reap benefits from our THOMSONplus efficiency program, which has already generated significant savings.  Going forward, we have a clear opportunity to build on the foundation we have established as the world’s leading provider of must-have workflow solutions for business and professional customers.

“In 2006, our strong organic growth was driven by our next-generation solutions, software and services including Westlaw Litigator in our legal markets, Thomson ONE in our financial markets and Checkpoint in our tax and accounting markets.  Revenues from these types of solutions had strong growth and comprised approximately 80% of Thomson’s total 2006 revenues.  Moreover, most of these revenues are recurring in nature.  This revenue mix has resulted in higher growth and profitability across Thomson,” Mr. Harrington said.

Consolidated Financial Highlights:

Fourth-quarter and full-year results for Thomson Learning are included in Discontinued operations following the company’s October 26, 2006 announcement to divest this business.

For the fourth-quarter of 2006:

•                  Revenues increased 8%, to $1.9 billion, led by Legal & Regulatory.  Organic growth for Thomson was 4%.

•                  Operating profit declined 1%, to $424 million, primarily due to investments of $29 million in THOMSONplus.  Excluding those investments, operating profit increased 5%, to $453 million.

•                  Earnings attributable to common shares were $390 million, or $0.61 diluted earnings per share, compared with $249 million, or $0.38 diluted earnings per share, in the fourth quarter of 2005.  Earnings in the fourth quarter of 2006 included $85 million from discontinued operations and a $36 million expense related to a legal reserve.  The 2005 period was unfavorably impacted by $125 million of withholding tax related to the repatriation of profits of subsidiaries.  After adjusting for these items, the normalization of the quarterly effective tax rate and certain tax benefits, earnings were $321 million, or $0.50 per share, compared with $298 million, or $0.46 per share, in the year-ago period.

•                  Net cash provided by operations was $796 million, compared with $679 million in the fourth quarter of 2005.  Free cash flow increased 32%, to $554 million, from $419 million.

For the full-year 2006:

•                  Revenues increased 8%, to $6.6 billion.  Organic growth was 6%.

•                  Operating profit increased 7%, to $1.3 billion.  Excluding THOMSONplus investments of $60 million, operating profit increased 12% and the related margin improved 80 basis points.

•                  Earnings attributable to common shares were $1.1 billion, or $1.73 diluted earnings per share, compared with $930 million, or $1.42 diluted earnings per share, in 2005.  Earnings for the year included $201 million from discontinued operations.  After adjusting for discontinued operations, the impact of the previously noted withholding tax, as well as certain tax benefits, earnings were $864 million, or $1.34 per share, compared with $687 million, or $1.05 per share, up 28% from a year ago.

•                  Net cash provided by operations was $2.1 billion in 2006, compared with $1.9 billion in 2005.  Free cash flow increased 21%, to $1.4 billion in 2006, driven by strong operating income growth, lower tax payments, and stable capital expenditures.

•                  A reconciliation of 2006 earnings adding back Thomson Learning on a full-year basis is included as a supplemental schedule to this release.

“Thomson made significant progress on the priorities we outlined last year:  organic revenue growth; expanding margins; growing free cash flow; and increasing return on invested capital,” Mr. Harrington added.  “Our portfolio optimization program resulted in the announced sale of nine businesses, as well as our entire Learning division.  At the same time, we focused on improving efficiencies and streamlining operations across the organization.

“We expect these initiatives, coupled with our commitment to provide our customers with the solutions they need to improve their productivity, will continue to deliver strong returns resulting in increased shareholder value.  We returned nearly $1 billion to our shareholders last year through dividends and our stock buyback program, and announced a significant dividend increase for 2007,” Mr. Harrington concluded.

Fourth-Quarter and Full-Year Operational Highlights:

•                  Approximately 80% of Thomson’s revenues were derived from solutions, software and services that grew at a nearly double-digit rate, and more than 80% of Thomson revenues were recurring in nature.

•                  THOMSONplus generated $25 million in run-rate savings entering 2007 and is on track to generate total annual run-rate savings of approximately $150 million by year-end 2008.

•                  In October, Thomson announced its intention to divest the entirety of its Learning business.  The company expects the sale to be completed in the second quarter of 2007.

Market Group Fourth-Quarter and Full-Year Highlights:

Legal & Regulatory

•                  Revenues increased 8% in both the fourth quarter and full year, to $1 billion and $3.6 billion, respectively.  In the quarter, organic revenue growth was 6%, driven by strong double-digit online growth, while acquisitions and foreign exchange each accounted for 1%.  For the full year, organic revenues increased 7%, also driven by online solutions, while acquisitions accounted for 1%.

•                  Operating profit grew 12% in the fourth quarter and full year, to $352 million and $1.1 billion, respectively.  The 2006 margin increased 100 basis points, to 30.7%.  Profit growth and margin improvement resulted from higher revenue and continued operating leverage across the businesses.

Segments:

•                  In the fourth quarter, legal products and services continued to achieve solid revenue growth of 7% (5% organic) across all customer segments, led by strength in U.S. Westlaw and continued strong international performance from the United Kingdom, Australia and Spain.

•                  Fourth-quarter revenue in the Tax & Accounting segment grew 12% (11% organic), led by solutions including Checkpoint, InSource and UltraTax, reflecting stronger new subscription sales and high retention levels.

Financial

•                  Revenues increased 6% in the fourth quarter, to $526 million, while organic revenue growth was 2%, and acquisitions and foreign exchange each contributed 2%.  The organic growth rate was negatively impacted 2% due to certain one-time items recorded in the fourth quarter of 2005, as well as the discontinuance of a low margin service in 2006.

•                  Full-year 2006 revenues increased 6%, to $2 billion, primarily as a result of 4% organic growth, reflecting continued strong performance of corporate services, and investment banking and institutional equity solutions.  Excluding the impact of the discontinuance of the low margin service in 2006, organic revenue increased 5% in the year.

•                  Operating profit grew 2%, to $111 million, in the fourth quarter, while the margin declined 100 basis points, to 21.1%.  Excluding certain one-time items recorded in the fourth quarter of 2005, profit increased 7%, while the margin remained constant.

•                  For the full-year 2006, operating profit increased 13%, to $379 million, and the margin rose 120 basis points to 18.8%.

Scientific & Healthcare

•                  Revenues grew 13%, to $326 million in the fourth quarter of 2006, with organic revenue growth contributing 2%, acquisitions 10% and foreign exchange adding 1%.  Revenues for the full-year were $995 million, up 8% from 2005, driven by organic growth of 4% and acquisition growth of 4%.

•                  Information solutions grew 19% in 2006 and accounted for approximately 60% of Scientific & Healthcare revenues in 2006.  Print and legacy products declined 10% in 2006.

•                  Operating profit increased 6% in the fourth quarter, to $109 million.  For the full year, operating profit grew 11% and the margin increased 60 basis points, to 23.7%, benefiting from revenue growth and continued operating leverage across the group.

Segments:

•                  Scientific revenues grew 8% (2% organic) in the fourth quarter, with continued strong performance from Web of Knowledge, Web of Science and Thomson Pharma.  Growth was offset by declines in legacy products, including print and CD offerings.

•                  Healthcare revenues grew 19% in the quarter, 3% of which was organic and 16% was from acquisitions.  Organic growth was driven primarily by a double-digit increase in management decision-support solutions.  The acquisition of Solucient in the fourth quarter of 2006 was the primary driver of acquisition growth and further built on Thomson’s solid foundation of management decision-support solutions.

Corporate & Other

•                  Corporate and other expenses in the fourth quarter of 2006 were $84 million, compared with $38 million in the fourth quarter of 2005.  The $46 million increase was primarily due to $29 million of THOMSONplus-related costs, with the remainder being largely comprised of pension costs and stock-related compensation expense.

•                  For the full-year 2006, Corporate and other expenses were $235 million, compared with $139 million in 2005.  The $96 million increase was primarily due to $60 million of THOMSONplus-related costs and $27 million of stock-related compensation expense and pension costs.

Discontinued Operations

Thomson Learning accounted for the majority of results in Discontinued operations, with revenues of $672 million in the fourth quarter and $2.4 billion for the full year of 2006.  Thomson Learning’s operating profit was $161 million in the fourth quarter and $383 million for the full year.  The majority of Learning’s results were generated by the higher education, careers and library reference businesses as well as NETg and Prometric, which were announced for sale in the fourth quarter of 2006.

Dividend Increase

The Board of Directors approved an annual 2007 dividend of $0.98 per common share, an increase of $0.10 per common share, or 11%, over 2006.  The new quarterly dividend rate of $0.245 per share is payable on March 15, 2007, to common shareholders of record as of February 20, 2007.

Normal Course Issuer Bid

Since beginning share repurchases in May 2005, Thomson has purchased approximately 18.4 million common shares for a total cost of approximately $687 million through February 1, 2007.  As of February 1, 2007, Thomson had approximately 640.3 million issued and outstanding common shares.  Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors.  Thomson may elect to suspend or discontinue the bid at any time.  Shares repurchased under the bid are cancelled.

Business Outlook

Thomson expects 2007 to be another strong year of operating performance.

•                  Revenue growth is expected to be at the high end of the company’s long-term target range of 7%-9%, prior to the deployment of the proceeds from the sale of Thomson Learning.

•                  Operating margin is expected to be at or above 2006 levels, despite increasing investments in efficiency initiatives.

•                  Cash generated by continuing operations is expected to grow, excluding cash generated through deployment of the Thomson Learning sale proceeds.

Thomson expects its performance to further strengthen in 2008.  The company expects to sustain its long-term revenue growth rates; operating margin is expected to increase above 20%; and free cash flow is expected to strengthen, as improvements in operating performance are projected to more than offset the loss of Thomson Learning’s free cash flow, even before deployment of the Thomson Learning sale proceeds.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of fourth-quarter and full-year results beginning at 8:30 am ET today.  To participate in the webcast, please visit www.thomson.com and click the “Investor Relations” link located at the top of the page.

The Corporation’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars.  When applicable, prior periods are restated for discontinued operations.  This news release includes certain non-GAAP financial measures, such as adjusted earnings from continuing operations and free cash flow.  We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position.  These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP.  Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set forth in the following tables.

This news release, in particular the section under the heading “Business Outlook” includes forward-looking statements, such as the Corporation’s beliefs and expectations regarding its financial performance in 2007 and 2008.  These statements are based on certain assumptions and reflect the Corporation’s current expectations.  Forward-looking statements also include statements about the Corporation’s beliefs and expectations related to its ability to deliver continued revenue growth and profitability, its ability to continue to increase shareholder value, its anticipated run-rate savings related to THOMSONplus and the timing of the completion of the sale of its Thomson Learning businesses.  All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Some of the factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy.  Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Statement of Earnings
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005
Revenues	1,865	1,721	6,641	6,173
Cost of sales, selling, marketing, general and administrative expenses	(1,260)	(1,130)	(4,702)	(4,351)
Depreciation	(117)	(104)	(439)	(414)
Amortization	(64)	(57)	(242)	(236)
Operating profit	424	430	1,258	1,172
Net other (expense) income	(35)	(14)	1	(28)
Net interest expense and other financing costs	(53)	(54)	(221)	(221)
Income taxes	(30)	(204)	(119)	(261)
Earnings from continuing operations	306	158	919	662
Earnings from discontinued operations, net of tax	85	92	201	272
Net earnings	391	250	1,120	934
Dividends declared on preference shares	(1)	(1)	(5)	(4)
Earnings attributable to common shares	390	249	1,115	930
Basic and diluted earnings per common share	$0.61	$0.38	$1.73	$1.42

Basic weighted average common shares	641,551,065	651,901,481	644,131,524	654,436,748
Diluted weighted average common shares	643,936,859	652,418,597	646,026,345	654,968,031

Reconciliation of Earnings Attributable to Common Shares to
Adjusted Earnings from Continuing Operations(1)
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005
Earnings attributable to common shares	390	249	1,115	930
Adjustments:
One-time items:
Net other expense (income)	35	14	(1)	28
Tax on above item	(15)	(5)	(16)	(4)
Tax (benefits) charges	(12)	114	(33)	5
Interim period effective tax rate normalization(2)	8	18	—	—
Discontinued operations	(85)	(92)	(201)	(272)
Adjusted earnings from continuing operations	321	298	864	687
Adjusted diluted earnings per common share from continuing operations	$0.50	$0.46	$1.34	$1.05

Notes

(1)   Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability.  Thomson uses these measures to assist in comparisons from one period to another.  Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(2)   Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group.  Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group’s jurisdictions.  The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Consolidated Balance Sheet
(millions of U.S. dollars)
(unaudited)

	December 31, 2006	December 31, 2005

Assets
Cash and cash equivalents	334	407
Accounts receivable, net of allowances	1,369	1,175
Inventories	73	67
Prepaid expenses and other current assets	297	257
Deferred income taxes	153	129
Current assets of discontinued operations	1,039	974
Current assets	3,265	3,009

Computer hardware and other property, net	625	604
Computer software, net	647	568
Identifiable intangible assets, net	3,461	3,519
Goodwill	6,552	5,947
Other non-current assets	1,082	1,129
Non-current assets of discontinued operations	4,500	4,658
Total assets	20,132	19,434

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	333	191
Accounts payable and accruals	1,309	1,200
Deferred revenue	971	797
Current portion of long-term debt	264	98
Current liabilities of discontinued operations	862	821
Current liabilities	3,739	3,107

Long-term debt	3,681	3,957
Other non-current liabilities	785	791
Deferred income taxes	998	1,157
Non-current liabilities of discontinued operations	448	459
Total liabilities	9,651	9,471

Shareholders’ equity
Capital	2,799	2,726
Retained earnings	7,169	6,992
Accumulated other comprehensive income	513	245
Total shareholders’ equity	10,481	9,963
Total liabilities and shareholders’ equity	20,132	19,434

Consolidated Statement of Cash Flow
(millions of U.S. dollars, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005
Cash provided by (used in):
Operating activities
Net earnings	391	250	1,120	934
Remove earnings from discontinued operations	(85)	(92)	(201)	(272)
Add back (deduct) items not involving cash:
Depreciation	117	104	439	414
Amortization	64	57	242	236
Net gains on disposals of businesses and investments	(3)	—	(47)	(5)
Loss from redemption of debt securities	—	—	—	23
Deferred income taxes	(118)	(84)	(121)	(58)
Other, net	39	35	204	56
Pension contributions	(14)	(15)	(23)	(30)
Changes in working capital and other items	106	78	(45)	(57)
Cash provided by operating activities – discontinued operations	299	346	557	638
Net cash provided by operating activities	796	679	2,125	1,879

Investing activities
Acquisitions	(336)	(22)	(744)	(246)
Proceeds from disposals	28	—	88	4
Capital expenditures, less proceeds from disposals	(183)	(171)	(453)	(427)
Other investing activities	—	(9)	(26)	(25)
Capital expenditures of discontinued operations	(54)	(74)	(184)	(215)
Other investing activities of discontinued operations	(4)	(5)	(17)	(14)
Proceeds from (income taxes paid on) disposals of discontinued operations	(24)	—	81	(105)
Acquisitions by discontinued operations	—	(19)	(35)	(43)
Net cash used in investing activities	(573)	(300)	(1,290)	(1,071)

Financing activities
Proceeds from debt	—	1	—	401
Repayments of debt	(15)	(65)	(88)	(621)
Net (repayments) borrowings under short-term loan facilities	(191)	(105)	108	184
Premium on debt redemption	—	—	—	(22)
Repurchase of common shares	(54)	(127)	(412)	(256)
Dividends paid on preference shares	(1)	(1)	(5)	(4)
Dividends paid on common shares	(138)	(127)	(553)	(505)
Other financing activities, net	17	2	38	25
Net cash used in financing activities	(382)	(422)	(912)	(798)

Translation adjustments	2	(1)	4	(8)
(Decrease) increase in cash and cash equivalents	(157)	(44)	(73)	2
Cash and cash equivalents at beginning of period	491	451	407	405
Cash and cash equivalents at end of period	334	407	334	407

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)
(millions of U.S. dollars, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005
Net cash provided by operating activities	796	679	2,125	1,879
Capital expenditures	(183)	(171)	(453)	(427)
Other investing activities	—	(9)	(26)	(25)
Capital expenditures of discontinued operations	(54)	(74)	(184)	(215)
Other investing activities of discontinued operations	(4)	(5)	(17)	(14)
Dividends paid on preference shares	(1)	(1)	(5)	(4)
Free cash flow	554	419	1,440	1,194

(1) Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares.  Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

Business Segment Information*
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2006	2005	Change	2006	2005	Change
Revenues:
Legal & Regulatory	1,018	943	8%	3,647	3,368	8%
Financial	526	494	6%	2,015	1,897	6%
Scientific & Healthcare	326	288	13%	995	921	8%
Intercompany eliminations	(5)	(4)		(16)	(13)
Total revenues	1,865	1,721	8%	6,641	6,173	8%

Operating Profit:
Segment operating profit
Legal & Regulatory	352	313	12%	1,120	1,000	12%
Financial	111	109	2%	379	334	13%
Scientific & Healthcare	109	103	6%	236	213	11%
Corporate and other (1)	(84)	(38)		(235)	(139)
Total segment operating profit	488	487	0%	1,500	1,408	7%
Amortization	(64)	(57)		(242)	(236)
Operating profit	424	430	-1%	1,258	1,172	7%

*Note

(1)   Corporate and other includes THOMSONplus costs, corporate costs and certain costs associated with the company’s stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005

Legal & Regulatory	(56)	(51)	(211)	(193)
Financial	(45)	(44)	(179)	(177)
Scientific & Healthcare	(12)	(7)	(39)	(34)
Corporate and other	(4)	(2)	(10)	(10)
	(117)	(104)	(439)	(414)

2006 Business Segment Information Post-Realignment(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2006	2005	Change	2006	2005	Change
Revenues:
Legal	807	753	7%	3,053	2,843	7%
Financial	526	494	6%	2,015	1,897	6%
Scientific	162	150	8%	602	569	6%
Tax & Accounting	211	189	12%	598	532	12%
Healthcare	164	138	19%	393	352	12%
Intercompany eliminations	(5)	(3)		(20)	(20)
Total revenues	1,865	1,721	8%	6,641	6,173	8%

Operating Profit:
Segment operating profit
Legal	257	233	10%	952	859	11%
Financial	111	109	2%	379	334	13%
Scientific	46	40	15%	151	129	17%
Tax & Accounting	95	80	19%	168	141	19%
Healthcare	63	63	0%	85	84	1%
Corporate and other (2)	(84)	(38)		(235)	(139)
Total segment operating profit	488	487	0%	1,500	1,408	7%
Amortization	(64)	(57)		(242)	(236)
Operating profit	424	430	-1%	1,258	1,172	7%

*Notes

(1)   Effective January 1, 2007, Thomson realigned its operations around five segments.  For informational purposes, this table presents the results of Thomson’s businesses as they will be managed and presented in 2007.  The North American Legal business and the International Legal and Regulatory business are presented as one segment, reflecting the manner in which the business will be managed.  The company had previously announced that results for these two segments would be reported separately.

(2)   Corporate and other includes THOMSONplus costs, corporate costs and certain costs associated with the company’s stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005

Legal	(51)	(47)	(189)	(173)
Financial	(45)	(44)	(179)	(177)
Scientific	(7)	(4)	(23)	(20)
Tax & Accounting	(5)	(4)	(22)	(20)
Healthcare	(5)	(3)	(16)	(14)
Corporate and other	(4)	(2)	(10)	(10)
	(117)	(104)	(439)	(414)

Reconciliation of Earnings Attributable to Common Shares Including Thomson Learning(1)
Three Months Ended December 31
(millions of U.S. dollars, except per common share data)
(unaudited)

	2005	2006	2006
	Reported	Reported	Adjustments	2006
	Results	Results	Learning(2)	Recast(3)

Earnings attributable to common shares	249	390	(21)	369
Adjustments:
One time items:
Net other expense (income)	14	35	14	49
Tax on above items	(5)	(15)	—	(15)
Tax (benefits) charges	114	(12)	12	—
Interim period effective tax rate normalization	18	8	7	15
Discontinued operations	(92)	(85)	92	7
Adjusted earnings from continuing operations	298	321	104	425
Adjusted diluted earnings per common share from continuing operations	$0.46	$0.50		$0.66

Reconciliation of Earnings Attributable to Common Shares Including Thomson Learning(1)

Twelve Months Ended December 31

(millions of U.S. dollars, except per common share data)

(unaudited)

	2005	2006	2006
	Reported	Reported	Adjustments	2006
	Results	Results	Learning(2)	Recast(3)

Earnings attributable to common shares	930	1,115	(21)	1,094
Adjustments:
One time items:
Net other expense (income)	28	(1)	14	13
Tax on above items	(4)	(16)	—	(16)
Tax (benefits) charges	5	(33)	33	—
Discontinued operations	(272)	(201)	226	25
Adjusted earnings from continuing operations	687	864	252	1,116
Adjusted diluted earnings per common share from continuing operations	$1.05	$1.34		$1.73

Notes

(1)   In the fourth quarter of 2006, Thomson announced its intention to sell its higher education, careers and library reference, NETg and Prometric businesses, all of which were previously included in the Thomson Learning segment.  These businesses are classified as discontinued operations for the periods presented.  As these businesses were held for the entire year and represent a significant portion of Thomson’s results, this reconciliation reflects Thomson’s results as though these businesses had been part of continuing operations for the entire period.

(2)   The adjustments reflect the actual results for the businesses mentioned above as though they had been part of continuing operations for the periods presented.  Specifically, these amounts reflect depreciation and amortization expense which is excluded from the company’s GAAP results under the accounting requirements for discontinued operations.  Costs incurred in connection with the disposal of the business have been excluded.  These adjustments exclude results for Peterson’s, the North American operations of Thomson Education Direct and K.G. Saur, which were either sold as of the end of 2006 or were classified as discontinued operations earlier in 2006.

(3)   These amounts represent adjusted earnings for 2006 as though the businesses mentioned above were classified as continuing operations for the periods presented.  These amounts do not represent actual earnings or earnings per share attributable to shareholders, and are not directly comparable with 2005.